UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Ability Inc.

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G8789K124

(CUSIP Number)

Anatoly Hurgin

c/o Ability Inc.

Yad Harutzim 14

Tel Aviv, Israel, 6770007

972-3-6879777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 27, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8789K124

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Anatoly Hurgin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 832,500 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 832,500 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 832,500 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Based on 5,424,677 ordinary shares outstanding as of November 30, 2018.

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D originally filed on December 31, 2015 (the “Original Schedule 13D”), as further amendment on August 22, 2018 (the “Amendment No. 1”), filed by the Reporting Person with the Securities and Exchange Commission (“SEC”) with respect to its ownership of Ordinary Shares, par value $0.001 per share (the “Ordinary Shares”) in Ability Inc., a Cayman Islands corporation (the “Company”). This Amendment No. 2 amends the Original Schedule 13D, as amended by Amendment No. 1, as specifically set forth herein.

On December 27, 2017, the Company effected a 1-for-10 consolidation of Ordinary Shares (the “Consolidation”) with a market effective date of March 23, 2018. The share amounts of Ordinary Shares specified in this Amendment No. 2 have been adjusted to give effect to the Consolidation.

Item 5. Interests of Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended to add the following:

(a) and (b) There were 5,424,677 Ordinary Shares outstanding as of November 30, 2018. As of November 30, 2018, the Reporting Person beneficially owned 832,500 shares of Ordinary Shares of the Company, which comprises 15.3% of the outstanding Ordinary Shares. All such shares are held through a trust of which the Reporting Person is beneficiary and over which the Reporting Person has voting and dispositive power. Such trust was established in connection with a pre-ruling of the Israel Tax Authority to ensure payment of any tax due to the Israel Tax Authority in connection with the Merger Agreement (as defined in the Original Schedule 13D). The shares reported in this Amendment No. 2 do not include Ordinary Shares which may become issuable to the Reporting Person pursuant to an earn-out under the Merger Agreement described in Item 6 below.

(c) None.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended to add the following:

Merger Agreement

Earn-Out Shares

The Company was incorporated under the laws of the Cayman Islands under the name “Cambridge Holdco Corp.” as an exempted company on September 1, 2015 (“Holdco”). The Company was formed as a wholly-owned subsidiary of Cambridge.

On December 23, 2015, Cambridge merged with and into Holdco with Holdco surviving the merger and becoming the public entity (the “Redomestication Merger”), and Holdco consummated a business combination whereby it acquired Ability Computer & Software Industries Ltd. (“Ability”), by way of a share exchange (the “Share Exchange”, and together with the Redomestication Merger, the “Business Combination”), following which Ability became a wholly-owned subsidiary of Holdco, pursuant to Agreement and Plan of Reorganization, dated as of September 6, 2015, or the Merger Agreement. Effective as of the closing of the Business Combination, Holdco changed its name to “Ability Inc.”

Pursuant to the Merger Agreement and in addition to the Ordinary Shares issued to the Reporting Person as consideration for the Business Combination, the Reporting Person was granted the right to receive an additional number of Ordinary Shares to be issued upon and subject to the Company achieving certain net income targets in the fiscal years ending December 31, 2015, 2016, 2017 and 2018. The net income targets for 2015, 2016 and 2017 were not achieved. In the event that the Company achieves the 2018 Net Income Target (as defined in the Merger Agreement), the Company shall issue 47,000 shares of Ordinary Shares to the Reporting Person. In the event that the Company fails to satisfy the 2018 Net Income Target but Net Income (as defined in the Merger Agreement) for fiscal year 2018 is ninety percent (90%) or more of the 2018 Net Income Target but Net Income then the Company shall issue a proportional amount of shares of Ordinary Shares to the Reporting Person.

Put Option

Pursuant to the Merger Agreement, the Reporting Person was granted the right, on one occasion during January 1, 2018 through March 1, 2018, or the Put Option Period, to put to the Company all or part of his pro rata portion of 117,327 shares of Ordinary Shares received by the Reporting Person in the Share Exchange for an amount in cash equal to (1) (x) the number of shares being put multiplied by (y) $101.0 per share plus (2) the Reporting Person’s pro rata portion of interest, if any, and subject to the pre-ruling granted by the Israel Tax Authority, as generated in the put option escrow account that was established. Pursuant to an escrow agreement dated December 23, 2015 among the Company, Anatoly Hurgin and Alexander Aurovsky (together as shareholders) and the Bank Leumi Le-Israel Trust Company Ltd. as escrow agent, $11.9 million was deposited into an escrow account, referred to as the put option escrow account, by the Company at closing of the Business Combination to fund the payment of the purchase price for the put if it is exercised. On November 13, 2017, the parties amended the escrow agreement to change the Put Option Period to the period commencing on January 1, 2019 and ending on March 1, 2021. On October 31, 2018, the Reporting Person agreed that he would not exercise his put option, in whole or in part, during the period from January 1, 2019 through and including April 1, 2019, or at the date on which the SEC notifies his counsel that its investigation is complete, whichever is earlier.

August 2018 Lock Up Agreement

In connection with the closing of the Company’s registered direct offering that closed on August 16, 2018 (the “August Offering”), the Reporting Person entered into a lock-up agreement pursuant to which he agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic consequence of ownership of, directly or indirectly, or engage in any short selling of, or make any demand or request or exercise any right with respect to the registration of, or file with the SEC a registration statement under the Securities Act of 1933 relating to, any ordinary shares or securities convertible into or exchangeable or exercisable for any ordinary shares without the prior written consent of the placement agent of the August Offering for a period of 90 days from August 14, 2018.

November 2018 Lock Up Agreement

In connection with the closing of the Company’s registered direct offering that closed on November 27, 2018 (the “November Offering”), the Reporting Person entered into a lock-up agreement pursuant to which he agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic consequence of ownership of, directly or indirectly, or engage in any short selling of, or make any demand or request or exercise any right with respect to the registration of, or file with the SEC a registration statement under the Securities Act of 1933 relating to, any ordinary shares or securities convertible into or exchangeable or exercisable for any ordinary shares without the prior written consent of the placement agent of the November Offering for a period of 90 days from November 27, 2018.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Schedule:

Exhibit Number	Description of Exhibit
99.1	Form of Lock-Up Agreement between Cambridge Capital Acquisition Corp., Cambridge Holdco Corp., Ability Computer & Software Industries Ltd. and each of the Ability stockholders (incorporated by reference to Exhibit 10.14 of the Registration Statement on Form S-4 filed on September 17, 2015).

99.2	Share Purchase Agreement, dated as of September 6, 2015 by and among Ability Security Systems Ltd., Eyal Tzur, Ability Computer & Software Industries Ltd., Anatoly Hurgin, Alexander Aurovsky, Cambridge Capital Acquisition Corporation and Cambridge Holdco Corp (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form S-4 filed on September 17, 2015).

99.3	Form of Indemnity Escrow Agreement among Cambridge Holdco Corp., the Representative (as described in the Agreement and Plan of Reorganization), the shareholders of Ability Company & Software Industries Ltd., and Continental Stock Transfer & Trust Company, as Escrow Agent (incorporated by reference to Annex E to the definitive Proxy Statement/Prospectus filed on December 2, 2015).

99.4	Agreement and Plan of Reorganization, dated as of September 6, 2015, by and among Cambridge Capital Acquisition Corporation, Cambridge Holdco Corp., Ability Computer & Software Industries Ltd., and the shareholders of Ability Computer & Software Industries Ltd. (incorporated by reference to Annex A to the definitive Proxy Statement/Prospectus filed on December 2, 2015).

99.5	JV Purchase Escrow Agreement, dated as of December 23, 2015 by and among Cambridge Holdco Corp., the Representative (as described in the Agreement and Plan of Reorganization), Ability Security Systems Ltd., Eyal Tzur, the former shareholders of Ability Computer & Software Industries Ltd. and Continental Stock Transfer & Trust Company, as Escrow Agent. (incorporated by reference to Exhibit 4.8 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 2, 2016).

99.6	Letter Agreement between Meitav Dash Trusts Ltd. and Anatoly Hurgin, dated March 20, 2016 (incorporated by reference to Exhibit 99.6 of Schedule 13D filed with the Securities and Exchange Commission on August 22, 2018).

99.7	Amendment to Escrow Agreement between Anatoly Hurgin, Alexander Aurovsky, Ability Inc. and the Bank Leumi Le-Israel Trust Company Ltd. dated November 13, 2017 (incorporated by reference to Exhibit 99.1 of Form 6-K filed with the Securities and Exchange Commission on November 13, 2017).

99.8	Lock-Up Agreement between Ability Inc. and Anatoly Hurgin dated as of August 14, 2018 (incorporated by reference to Exhibit 99.8 of Schedule 13D filed with the Securities and Exchange Commission on August 22, 2018).

99.9	Lock-Up Agreement between Ability Inc. and Anatoly Hurgin dated as of November 22, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 3, 2018

By:	/s/ Anatoly Hurgin
Name:	Anatoly Hurgin